Exhibit (a)(5)(A)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

WALTER WESLEY WOO,	)
individually and on behalf of all others	)
similarly situated,	)
	)	C.A. No.
Plaintiff,	)
)
v.	)
)
FAIRCHILD SEMICONDUCTOR	)
INTERNATIONAL, INC., MARK S.	)
THOMPSON, CHARLES P.	)
CARINALLI, RANDY W. CARSON,	)
TERRY A. KLEBE, ANTHONY	)
LEAR, CATHERINE P. LEGO,	)
KEVIN J. MCGARITY, BRYAN R.	)
ROUB, RONALD W. SHELLY, ON	)
SEMICONDUCTOR CORP., FALCON	)
OPERATIONS SUB, INC.,	)
)
Defendants.	)

VERIFIED CLASS ACTION COMPLAINT

FOR BREACH OF FIDUCIARY DUTY

Plaintiff Walter Wesley Woo (“Plaintiff”), by his attorneys, alleges upon information and belief, except for his own acts, which are alleged on knowledge, as follows:

NATURE OF THE ACTION

1. Plaintiff brings this class action on behalf of the public stockholders of Fairchild Semiconductor International, Inc. (“Fairchild” or the “Company”) against the members of Fairchild’s Board of Directors (the “Board” or the

“Individual Defendants”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to ON Semiconductor Corp. (“ON”), a Delaware corporation, in a process that failed to maximize stockholder value, and without providing material information necessary for an informed decision regarding whether or not to tender their shares, and/or seek appraisal.

2. On November 18, 2015, the Company announced that it had signed a definitive agreement (the “Merger Agreement”) by which ON, through its wholly-owned subsidiary, Falcon Operation Sub, Inc. (“Merger Sub”), would commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of Fairchild for $20.00 per share in cash, without interest (the “Proposed Transaction”). Under the terms of the Merger Agreement, Merger Sub will be merged with and into the Company and the Company will become a wholly-owned subsidiary of ON. The Proposed Transaction is valued at approximately $2.4 billion.

3. The Tender Offer commenced on December 4, 2015 and is expected to close on January 5, 2016.

4. The Company failed to maximize stockholder value in the process leading up to signing the Merger Agreement. Most notably, Party G had indicated several days before the Company signed the Merger Agreement with ON that it could pay $20.20 “or higher” per share but needed time to submit a final offer for the Company.

5. Despite this higher offer, on November 13, 2015, the Board “unanimously concluded that, based on the offers, including the proposed terms of the transaction documents and the substantially higher execution and enforcement risks with the Party G Group’s proposal, ON Semiconductor’s proposal had a higher certainty of value and therefore should be pursued if higher value could be obtained from ON Semiconductor.”

6. On December 8, 2015, Fairchild announced that it had received an unsolicited proposal to acquire all of the outstanding shares of common stock of the Company for $21.70 (the “Proposal”) from certain of the entities comprising the Party G Group. While the Board has indicated that it will carefully review and consider the Proposal, it has not changed its recommendation on the Proposed Transaction, nor has it sought an extension of the Tender Offer.

7. In connection with the Tender Offer’s commencement, on December 4, 2015, Fairchild filed a Schedule 14D-9 Recommendation Statement (“Recommendation Statement”) with the United States Securities and Exchange Commission (“SEC”). The Recommendation Statement states that “as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with ON Semiconductor,” but leaves open the possibility that “ON Semiconductor, the

Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.” The Recommendation Statement is silent, however, regarding whether any communications took place regarding continued employment of management or other Company employees during the process. Given that that the Company’s Chief Executive Officer (“CEO”), Mark S. Thompson (“Thompson”), negotiated with ON as well as with other interested parties, information regarding continued employment communications is material to stockholders’ understanding of any potential conflicts of interest that may have influenced the process.

8. By failing to disclose this information, the Individual Defendants have breached their fiduciary duties and ON and Merger Sub have aided and abetted such breaches. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty, and/or recover damages resulting from defendants’ violations of their fiduciary duties.

PARTIES

9. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of Fairchild.

10. Fairchild is a corporation organized and existing under the laws of the State of Delaware. It maintains its principal executive offices at 3030 Orchard Parkway, San Jose, CA 95134. Fairchild designs, develops, manufactures, and markets power analog, power discrete, and non-power semiconductor solutions worldwide. The Company’s products are used in mobile, industrial, appliance, automotive, consumer electronics, and computing markets applications. It sells its products to distributors, original equipment manufacturers, and electronic design and manufacturing services customers. The Company was founded in 1959 and is headquartered in San Jose, California. Fairchild is named as a party herein solely for the purpose of providing full and complete relief.

11. Defendant Charles P. Carinalli (“Carinalli”) has served as a director since February 2002.

12. Defendant Randy W. Carson (“Carson”) has served as a director since March 2010.

13. Defendant Terry A. Klebe (“Klebe”) has served as a director since May 2011.

14. Defendant Anthony Lear (“Lear”) has served as a director of the Company since September 2008.

15. Defendant Catherine P. Lego (“Lego”) has served as a director of the Company since August 2013.

16. Defendant Kevin J. McGarity (“McGarity”) has served as a director of the Company since November 2005.

17. Defendant Bryan R. Roub (“Roub”) has served as a director of the Company since March 2004.

18. Defendant Ronald W. Shelly (“Shelly”) has served as a director of the Company since June 1998.

19. Defendant Thompson has served as a director and CEO of the Company since May 2005 and Chairman of the Board since May 2008, and served as President from May 2005 until September 2012.

20. Defendants referenced in ¶¶ 11 through 19 are collectively referred to as the Individual Defendants and/or the Board.

21. Defendant ON is a Delaware corporation with its headquarters located at 5005 East McDowell Road, Phoenix, Arizona 85008. ON manufactures and sells semiconductor components for various electronic devices worldwide.

22. Defendant Merger Sub is a Delaware corporation and wholly-owned subsidiary of ON that was created for the purposes of effectuating the Proposed Transaction.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action pursuant to Court of Chancery Rule 23 on behalf of owners of Fairchild common stock (the “Class”). Excluded from the Class are defendants and their affiliates, immediate families, legal representatives, heirs, successors or assigns and any entity in which defendants have or had a controlling interest.

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can be ascertained through discovery, Plaintiff believes that there are thousands of members in the Class. According to the Merger Agreement, as of November 11, 2015, the Company had 113.4 million shares of outstanding common stock.

26. Questions of law and fact are common to the Class, including, inter alia, the following:

(i) Have the Individual Defendants breached their fiduciary duties with respect to Plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii) Whether Plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(iii) Have ON and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(iv) Is the Class entitled to injunctive relief or damages as a result of Defendants’ wrongful conduct.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

28. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

29. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

30. Fairchild designs, develops, manufactures, and markets power analog, power discrete, and non-power semiconductor solutions worldwide. The Company’s products are used in mobile, industrial, appliance, automotive, consumer electronics, and computing markets applications. It sells its products to distributors, original equipment manufacturers, and electronic design and manufacturing services customers. The Company was founded in 1959 and is headquartered in San Jose, California.

31. In a press release dated November 18, 2015, the Company announced that it had entered into the Merger Agreement with ON, pursuant to which ON, through Merger Sub, would commence the Tender Offer to acquire all of the outstanding shares of Fairchild for a purchase price of $20.00 per share in cash.

32. Any Company stock option that is outstanding, whether vested or unvested, will immediately vest and cancel in exchange for a cash payment equal to the product of the total number of shares previously subject to the Company option and the excess, if any, of the merger consideration over the exercise price per share previously subject to such Company option.

33. Following successful completion of the Proposed Transaction, Merger Sub will merge with and into the Company with the Company becoming a wholly-owned subsidiary of ON.

34. The Tender Offer is conditioned upon the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the United States and other customary conditions. The Tender Offer is not subject to any financing condition.

35. The Tender Offer commenced on December 4, 2015 and is expected to close on January 5, 2016.

The Proposed Transaction Fails to Maximize Stockholder Value

36. The Proposed Transaction consideration appears to undervalue the Company and the significant synergies created by the Proposed Transaction. The Company’s stock traded as high as $20.84 as recently as May 19, 2015. Additionally, in the press release on November 18, 2015, announcing the Proposed Transaction, a senior ON executive stated that it expected cost of goods sold (COGS) synergies of $30 million, and will produce a combined company with approximately 10,000 worldwide patents and $4.9 billion in revenue.

37. The Board’s decision to sell the Company for what appears to be inadequate consideration of lesser value than the Company’s standalone value deprives the Company’s stockholders of their ability to reap the benefits of Fairchild’s promising long-term financial returns.

38. Moreover, the Board agreed to the Proposed Transaction, despite knowing that there was another interested bidder who was willing to pay more.

39. On November 12, 2015, the Company received a proposal from the Party G Group that indicated it could pay $20.20 “or higher” per share. In the letter, the Party G Group explained that it would need additional time to submit a final offer for the Company.

40. At this point, Party G had already undertaken substantial efforts in its due diligence investigation of the Company.

41. ON had also submitted a proposal on November 12, 2015 to acquire the Company for $19.50 per share in cash.

42. Despite the higher price offered by Party G on November 12, 2015, on November 13, 2015, the Board met to discuss and review bids and “unanimously concluded that, based on the offers, including the proposed terms of the transaction documents and the substantially higher execution and enforcement risks with the Party G Group’s proposal, ON Semiconductor’s proposal had a higher certainty of value and therefore should be pursued if higher value could be obtained from ON Semiconductor.”

43. Following the meeting, Thompson spoke with ON’s CEO, Keith Jackson (“Jackson”), and conveyed the Board’s request for ON to raise its offer to $20.00 or higher per share. Later on November 13, Jackson and Thompson discussed ON’s proposal and Jackson indicated that ON Semiconductor could raise its proposal to $20.00 per share in cash, which Jackson told Thompson was ON Semiconductor’s best and final offer. Following the discussion, ON Semiconductor sent a revised proposal, reflecting the $20.00 per share offer.

44. Knowing that Party G was willing to pay more, the Board nevertheless determined that the Proposed Transaction was advisable to and in the best interest of the Company and its stockholders. On November 17, 2015, the Board unanimously voted to approve and adopt the Merger Agreement and resolved to recommend that the Company’s stockholders tender their shares.

45. On December 8, 2015, Fairchild announced that it had received an unsolicited proposal to acquire all of the outstanding shares of common stock of the Company for $21.70 from certain entities comprising the Party G Group. While the Board has indicated that it will carefully review and consider the Proposal, it has not changed its recommendation on the Proposed Transaction, nor has it sought an extension of the Tender Offer.

46. Thus, the Board is breaching its fiduciary duty by continuing to recommend a lesser offer for the Company, knowing that at least one competing bidder is willing to pay more.

The Recommendation Statement Fails to Provide Stockholders With Material Information

47. The Recommendation Statement fails to disclose whether any communications regarding continued employment of management and/or Company employees took place during the process with ON or other interested parties, and if so, when such communications took place, who participated in such communications, and what the substance of such communications expressed.

48. The Recommendation Statement provides:

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with ON Semiconductor, the Company, or their respective affiliates regarding continued service with ON Semiconductor, the Company or their respective affiliates after the

Effective Time, it is possible that ON Semiconductor, the Company, or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

49. This statement leaves open the possibility for continued employment of Fairchild management and/or other employees, and implies that while no agreement has yet been reached, the subject has been broached.

50. Moreover, the statements made by both companies in connection with the Proposed Transaction imply continued employment of management and/or other employees. In the press release announcing the Proposed Transaction on November 18, 2015, ON’s CEO, Jackson, stated that “[o]ur plan is to bring together two companies with complementary product lines….” In the same press release, Thompson also implied employment continuity stating “[a]s part of ON Semiconductor, Fairchild will continue to pioneer technology and design innovation….” This clearly implies that Fairchild will continue to operate as a semi-autonomous unit or subsidiary under the continued supervision of current management.

51. Information regarding communications concerning potential post-transaction employment of senior management is material to stockholders’ understanding of whether or not any conflicts of interest tainted the process, especially considering that Thompson conducted the majority of negotiations on behalf of Fairchild.

52. This information is particularly material here when Fairchild had received a higher bid for the Company, but nevertheless decided to proceed with the Proposed Transaction.

53. Despite having formed a transaction committee consisting of defendants Klebe, Lego, and McGarity (the “Transaction Committee”), all of the meetings and discussions with Party A (STMicroelectronics NV), who had reached out to Thompson regarding a potential transaction on April 24, 2015, took place between Thompson and/or members of Fairchild’s management and Party A.

54. Thompson’s meetings and discussions with Party A included:

•	April 24, 2015 conversation between Thompson and Party A’s CEO whereby Party A informed Thompson that it was interested in discussing a strategic business combination;

•	May 22, 2015 meeting between Thompson and Party A’s CEO;

•	July 6 and 7, 2015 meeting between senior management of Fairchild and senior management of Party A;

•	July 27, 2015 conversation where Party A’s CEO informed Thompson that it would be unlikely to submit a proposal for a strategic combination by the end of the month;

•	September 17, 2015 meeting between Thompson and Party A’s CEO who indicated that Party A would be providing an indication of interest by the end of the month; and

•	September 28, 2015 meeting between senior management of Fairchild and senior management of Party A.

55. Thompson also conducted negotiations with Party B without the Transaction Committee, including:

•	August 14, 2015 email from Party B’s CEO to Thompson asking to meet and discuss industry-related topics; and

•	August 20, 2015 meeting between Thompson and Party B regarding a possible transaction.

56. Similarly, the Transaction Committee had little involvement in discussions and negotiations with ON. Thompson had the following discussions and meeting with ON representatives:

•	August 17, 2015, ON’s CEO, Jackson, called Thompson to request a meeting regarding “industry-related topics”;

•	August 26, 2015 meeting between Jackson and Thompson regarding ON’s submitting an indicative proposal to acquire the Company;

•	September 23, 2015 conversation between Jackson and Thompson regarding ON’s proposal;

•	September 24, 2015 invitation by Thompson for Jackson to meet with representatives of Fairchild;

•	October 9, 2015 discussion between Thompson and Jackson of the Transaction Committee’s reaction to ON’s proposal; and

•	November 3, 2015 discussion between Thompson and Jackson of a potential transaction.

57. According to the Recommendation Statement, all of the early discussions between Fairchild and ON took place through Thompson. Thus, while the Recommendation Statement states that no employment agreements have been reached at present, stockholders should be informed as to the nature and timing of any communications regarding prospective post-transaction employment for Fairchild’s senior management that took place during the process.

58. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company stockholders will continue to suffer absent judicial intervention.

COUNT I

Breach of Fiduciary Duties

(Against All Individual Defendants)

59. Plaintiff repeats all previous allegations as if set forth in full herein.

60. The Individual Defendants have breached their fiduciary duties owed to the stockholders of Fairchild because, among other reasons:

(a) They agreed to the Proposed Transaction for inadequate consideration, which is exceeded by the Company’s standalone value;

(b) They failed to properly value Fairchild;

(c) They failed to conduct a process that maximized stockholder value; and

(d) They failed to provide material information to stockholders in connection with the Proposed Transaction.

61. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they will be prevented from making a fully informed decision regarding whether or not to tender their shares and/or seek appraisal.

62. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

63. Plaintiff and the Class have no adequate remedy at law.

COUNT II

Aiding and Abetting

(Against ON and Merger Sub)

64. Plaintiff repeats all previous allegations as if set forth in full herein.

65. As alleged in more detail above, defendants ON and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

66. As a result, Plaintiff and the Class members are being harmed.

67. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(a) Declaring this action to be a class action and certifying Plaintiff as the Class representative and his counsel as Class counsel;

(b) Enjoining, preliminarily and permanently, the Proposed Transaction;

(c) In the event that the Proposed Transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(d) Directing that defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(e) Awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(f) Granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

Dated: December 11, 2015		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
Jeremy J. Riley (#5791)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

LEVI & KORSINSKY, LLP
Donald J. Enright
Elizabeth K. Tripodi
1101 30th Street, N.W., Suite 115
Washington, DC 20007
(202) 524-4290